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                                                           Exhibit 99.1


                       V I V E N D I    U N I V E R S A L




                               GROUP SAVINGS PLAN
                                      2001




                                   - SUMMARY -


In compliance with articles L 412-1 and L 621-8 of the French Finance and Currency Code, the Commission des Operations de Bourse has filed the present prospectus under number 01-577 dated May 17, 2001 in accordance with its regulation number 98-01. This prospectus has been prepared by the issuer and engages the responsibilities of its signatories. The filing by the COB doesn't imply approval for the issuance, neither an authentification of the accounting and financial informations displayed. The approval was given after examination of the relevance and consistency of the information given for the issuance offered to investors.




The operation memo summarised hereafter is part of a simplified prospectus comprising :

- the VIVENDI UNIVERSAL reference document filed with the French Commission des Operations de Bourse on April 17, 2001 under the number R01-116,

-        the present operation memo.




                                                         2ND TRANCHE - JULY 2001
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                                VIVENDI UNIVERSAL

                 SOCIETE ANONYME WITH CAPITAL OF E5,946,333,635
             Registered office: 42 avenue de Friedland - 75008 PARIS
                             343 134 763 - RCS PARIS




                     CAPITAL INCREASE RESERVED FOR EMPLOYEES
              AND RETIREES(1) OF VIVENDI UNIVERSAL GROUP COMPANIES
                 ADHERING TO THE GROUP SAVINGS PLAN THROUGH THE
            ISSUANCE OF ORDINARY SHARES WITH A NOMINAL VALUE OF E5.50
                            TO BE SUBSCRIBED IN CASH




NATURE OF THE OPERATION

The Board of Directors, pursuant to the authorisation granted by the sixth resolution of the Annual and Special Shareholders' Meeting of September 21, 2000, decided on March 9, 2001 to issue new shares reserved for employees and retirees(1) of companies adhering to the Group Savings Plan.


BENEFICIARIES OF THE OFFERING

Persons eligible to participate in the Group Savings Plan and by consequence to subscribe to the present capital increase are :

- all employees of a company adhering to the Plan that are able to prove a minimum continuous term of employment of three months in the company or of six months' seniority in the company ;

- retirees of the French companies adhering to the Plan who had, upon their retirement, assets in an open account invested in one of the A, B, F, Accueil or Epargne investment trusts or invested directly in shares through the Group Savings Plan and who have not requested the release of the full amount of their assets upon or since their retirement ;

- those corporate officers of the companies adhering to the Plan that have employee status in one of the said companies and satisfy the aforementioned conditions.


Companies adhering to the Group Savings Plan are those falling within the scope of the Group Committee or featuring on a list established following a formal declaration by their General Management. The list of companies falling within the scope of the Group Committee is available for consultation at VIVENDI UNIVERSAL's Human Resources Department - 42 avenue de Friedland - 75008 PARIS.

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(1)      retirees of the French companies belonging to the group having, upon their retirement, retained assets in an open account in one of the investment trusts of the Group Savings Plan, the PEE (Equity Savings
         Plan) or PAA or related to direct share purchases.
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NUMBER OF SHARES OFFERED :

6,000,000.


ISSUE PRICE :

E59,29 (or FRF388.92) to be paid in full upon subscription, representing an issue premium of E53.79.


DATE FROM WHICH THE NEW SHARES QUALIFY FOR DIVIDENDS : January 1, 2001.


TIMETABLE FOR SUBSCRIPTION APPLICATIONS AND PAYMENTS BY EMPLOYEES AND RETIREES :

-        under the continuous savings Plans :

         - ten-day period falling between April 30, 2001 and June 26, 2001 according to the date of the monthly close or July 2, 2001 ) of the Plan applied by each company or July 6, 2001 )

-        as a one-off investment :

         -        between June 18, 2001 and July 6, 2001.


SUBSCRIPTION DATE :  July 25, 2001


SUBSCRIPTION TERMS AND CONDITIONS :

- either through the intermediary of the "ACCUEIL" investment trust set up in connection with the Group Savings Plan for employees and retirees of the VIVENDI UNIVERSAL group or of adhering French subsidiaries ;

- or individually, through direct share ownership, (the only subscription method possible for employees of foreign subsidiaries) ;

- or, where possible, through a combination of these two subscription methods.
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EMPLOYER CONTRIBUTIONS

Any adhering company may top up the payments made only by its active employees with respect to purchases of the "Accueil" investment trust by means of an additional contribution, the amount and calculation of which shall be indicated by each company to its employees up to a maximum threshold of FRF20,000 (E3,048.98).

Payments made with respect to direct share purchases shall not be topped up.


ALLOCATION OF THE CAPITAL INCREASE : In line with the number of shares subscribed, except where reduced if necessary owing to oversubscription.


PERIOD DURING WHICH SUMS INVESTED ARE FROZEN : 5 years, except in cases where early release of the assets may be obtained in accordance with the law.


LISTING : Paris market (Premier marche).


HIGHS AND LOWS OF VIVENDI UNIVERSAL SINCE DECEMBER 11, 2000 (DATE OF THE FIRST RATING OF THE SHARES ON THE FIRST STOCK MARKET OF PARIS EURONEXTSA) :

highest                   :      81.35 E
lowest                    :      62.60 E
Latest share price
As at May 3, 2001         :      76.15 E



DATE OF REGISTRATION OF THE SHARES : no later than August 27, 2001.


CHANGES IN GENERAL MARKET CONDITIONS

In accordance with the decision of VIVENDI UNIVERSAL's Board of Directors at its meeting of March 9, 2001, if, in the period prior to the subscription date inclusive, general market conditions were to change in a manner that could compromise the smooth running of the operation, the issue may be cancelled by means of a simple decision of the President of the Board of Directors.


PERSON RESPONSIBLE FOR THE INFORMATION :    Mr Dominique WELCOMME
                                            Telephone : 01.71.71.12.16